November 10, 2011	TSX: SIL
NYSE AMEX: SILU

SPROTT RESOURCE LENDING CORP. REPORTS THIRD QUARTER 2011 RESULTS,
CONTINUES TO GROW RESOURCE LOAN PORTFOLIO
DECLARES DIVIDEND

Toronto, Ontario - Sprott Resource Lending Corp. (the “Company” or “Sprott Resource Lending”) today reported its financial results for the three and nine months ended September 30, 2011 which reflect continued expansion of its resource loan portfolio.

Peter Grosskopf, President and CEO said: “During the third quarter, we increased our resource loan portfolio by $27 million to $89 million and have added another $30 million subsequent to quarter end to bring our total funded amount to approximately $119 million. Backed by the performance of the resource portfolio and our increasing operating cash flows, the Company’s Board of Directors has approved a dividend of $0.01 per common share to be paid in December. We have an active resource lending pipeline of over $100 million and expect to continue to deploy our free cash in profitable loans with a view to delivering increasing returns to shareholders in the future.”

Third Quarter Highlights

This is the third period that the Company has reported its results under International Financial Reporting Standards (“IFRS”) rather than Canadian GAAP.

  Net loss in the third quarter was $0.6 million compared to income of $0.7 million in the second quarter largely as a result of unrealized losses on our investments and securities held for trading (which were received as bonuses in connection with resource loan origination activities) and loan loss expense, net of recoveries related to the real estate loan portfolio.
  During the quarter our shares and warrants (received as bonuses in loan origination activities) decreased from $6.1 million as at June 30, 2011 to $5.0 million as at September 30, 2011 which reflects realized and unrealized losses of $1.2 million.
  Net interest income on the resource loan portfolio was $3.1 million compared to $2.1 million in the second quarter reflecting an increase in our resource loan portfolio of $27.4 million during the quarter.
  Book value, calculated under IFRS, was $1.59 per common share, compared to $1.60 per common share at June 30, 2011.

Jim Grosdanis, Chief Financial Officer said: “With the continued increase in our resource loan portfolio, we have also built up a share and warrant portfolio which at September 30, 2011, was valued at $5 million. We expect our operations to continue to generate incremental positive cash flow which will continue to support our dividends. Not reflected in our third quarter results, which was a highlight for the Company, was leading a $72 million secured facility for North American Palladium Ltd. which included a warrant tied to the price of palladium. Our participation in the facility of $25 million will be reflected in our fourth quarter results.

Vancouver: Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 Tel: 604-687-8378 Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 Tel: 416-977-7222 Fax: 416-977-9555
www.sprottlending.com

With respect to our liquidating real estate portfolio, while our cash collections were modest, we have been able to get one of our larger real estate properties with a carrying value of $18.2 million under a conditional sales contract which is slated to close late in the first quarter of 2012. As we have previously stated, due to the specialized nature of the final real estate assets awaiting disposition and our decision to seek the best outcome for our shareholders, we will consider the disposition of the remaining real estate assets in the context of the funding requirements for our resource loan opportunities.”

Normal Course Issuer Bid

Under its normal course issuer bid, the Company has repurchased 250,778 of its common shares as of September 30, 2011. As of November 9, 2011, the Company had 154,245,946 common shares outstanding. Subsequent to the quarter end, the Company repurchased an additional 1,151,034 common shares of which 3,000 common shares have yet to be cancelled and returned to treasury.

Dividend Details

In continuing with the payment of a quarterly dividend of $0.01 per common share on September 9, 2011, the Board of Directors has approved a quarterly dividend of $0.01 per common share for payment on December 6, 2011 to shareholders of record on November 21, 2011. The Company hereby notifies its shareholders that it will designate the full amount of such dividend as an "eligible dividend" for purposes of the Income Tax Act (Canada).

Board Developments

The Company announces that Bob Buchan has tendered his resignation from our Board. Mr. Buchan has recently taken on the Chairman’s role with Polyus Gold International Ltd., in addition to his role as Chairman of the Board of Allied Nevada Gold Corp. and other directorships, and requires more time to focus on these roles. Peter Grosskopf said, “On behalf of the Company, I would like to thank Bob and wish him success in his future endeavours.”

Third Quarter Conference Call

Sprott Resource Lending plans an investor conference call to discuss its financial results at 11:00 am ET today. The call can be accessed by dialing 416-644-3418. The call will be recorded and a replay made available until November 17, 2011 at midnight. The replay can be accessed about one hour after the call at 416-640-1917, passcode 4485233 followed by the number sign.

About Sprott Resource Lending Corp.

Sprott Resource Lending specializes in bridge and mezzanine lending to precious and base metal mining, exploration and development companies and energy companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower.

Sprott Resource Lending (www.sprottlending.com) was founded by Quest Capital Corp. and Sprott Lending Consulting Limited Partnership. Sprott Lending Consulting LP is a wholly owned subsidiary of Sprott Inc., the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, President and CEO	416-943-4998
Jim Grosdanis, CFO	416-943-4698

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.